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                                                                    EXHIBIT 12.1


                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

      The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings. Earnings is the sum of pre-tax income or loss from continuing operations and fixed charges. Fixed charges is the sum of all interest, whether expensed or capitalized, amortization of debt issuance costs, discounts or premiums related to indebtedness, and the estimated interest component of rental expense.

      The Company has a history of operating and net losses, and therefore no earnings have been available to cover fixed charges. Fixed charges, which consist of interest, whether expensed or capitalized, and the estimated interest component of rental expense, are as follows:


    March 31,                                            Year ended December 31,

      2000                   2000               1999                1998                1997              1996
------------------    ------------------- ------------------ -------------------- ------------------ ----------------
    $935,742              $8,906,232         $3,530,643          $9,159,177          $1,716,474         $744,311